Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

THOMSON REUTERS

FINAL TRANSCRIPT

Q4 2018 Layne Christensen Co Earnings Call

EVENT DATE/TIME: APRIL 11, 2018 / 1:00PM GMT

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

CORPORATE PARTICIPANTS

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Jack Lascar Dennard Lascar Associates, LLC - President and Managing Partner

Michael J. Caliel Layne Christensen Company - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Jonathan Paul Braatz Kansas City Capital Associates - Partner & Research Analyst

Martin John Englert Jefferies LLC, Research Division - Equity Analyst

PRESENTATION

Operator

Greetings, and welcome to the Layne Christensen Company Fourth Quarter Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to introduce Jack Lascar. Thank you, Mr. Lascar. You may now begin.

Jack Lascar Dennard Lascar Associates, LLC - President and Managing Partner

Thank you, Rob, and good morning, everyone. We appreciate you joining us today for our fiscal year 2018 fourth quarter and year-end earnings conference call. Our speakers today will be Mike Caliel, President and Chief Executive Officer; and Michael Anderson, Chief Financial Officer.

Before we get started, I would like to remind everyone that our remarks today will include forward-looking statements. Like any statement about the future, these are subject to several factors, which can cause actual results or events to differ materially from those that we anticipate due to a number of risks and uncertainties. For a summary of risk factors and additional information, please refer to yesterday’s press release and the section of Layne’s fiscal year 2018 Form 10-K entitled Risk Factors and Forward-Looking Statements in addition to other documents as filed with the Securities and Exchange Commission. We do not intend to update these forward-looking statements and undertake no obligation to update or revise these statements, except to the extent required by law.

During the call today, we will present both GAAP and non-GAAP financial measures. These non-GAAP measures are not intended to be considered in isolation from or substitute for our GAAP results. You can find definitions of our non-GAAP measures and reconciliations to their nearest GAAP measures in yesterday’s earnings release and on our website.

Before I turn the call to Mike, please be aware that Layne and Granite Construction have filed a registration statement relating to our proposed merger and are in the process of finalizing that document with an eye towards a timely closing of the transaction during the second quarter of this year. Given that we remain in SEC review, we will not take question on the transaction at this time, although we will refer you to the preliminary filing, which can be found on Granite’s website as well as the SEC site.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

With that said, I would like now to turn the call over to Mike.

Michael J. Caliel Layne Christensen Company - President, CEO & Director

Great. Thanks, Jack. And good morning, everyone, and thank you for joining us this morning. Today, my comments will center on 2 primary areas: First, I’ll provide the key highlights for our annual and fourth quarter performance; and then I’ll review the progress that we’ve made in moving the company forward. And of course, Michael will provide a more detailed review of our financial results.

So starting with our fiscal year 2018. Revenues increased by just over 2%, led by improvements in Mineral Services and Inliner, offsetting declines in Water Resources. And we also started up our new Water Midstream operation during the year and continue to reduce our unallocated corporate expenses, which declined by about $3.5 million year-over-year.

For the year, we reported $35 million of adjusted EBITDA compared to $14.4 million in fiscal year 2017. The adjusted EBITDA improvement did not quite result in net income for the year, and the shortfall was largely related to lower-than-anticipated performance in Water Resources. For the full year, the net loss from continuing operations was $4.9 million.

Our overall financial performance in the fourth quarter of fiscal year 2018 reflected a 10% increase in revenues, driven by Inliner and Water Resources, including the Water Midstream business as well as lower unallocated corporate expenses. Adjusted EBITDA was $5.5 million compared to an adjusted EBITDA loss of $4.2 million a year ago, and this was led mainly by improved performance in Water Resources.

Inliner revenues increased 9%, and adjusted EBITDA increased 4.5% despite the impact of severe winter weather that delayed some jobs. Mineral Services revenues were up 16.7% during the fourth quarter compared to the prior year period, and that was due to increased drilling activity primarily in the Western U.S. Our performance was, however, below our expectations, with adjusted EBITDA for the fourth quarter essentially flat with the prior year period. That was due to some unexpected delays on 2 customer jobs in Mexico, and these customer delays have continued into the first quarter, but we currently expect a resolution and resumption of activity during the second quarter.

In Water Resources, we saw an improvement versus the prior year period, both at the top line and at the adjusted EBITDA level, and this is despite the ongoing softness in the water well drilling market in the West. Water Resources also continues to face headwinds of heavy precipitation and weather events in the Midwest, along with the ongoing softness in the water well drilling market in the West.

For Water Resources, revenues were up modestly year-over-year. And adjusted EBITDA was also up due to reduced job losses versus the prior year period, primarily in our injection well business.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

During the quarter, we benefited from the performance of the Water Midstream business that was not operational in the fourth quarter of fiscal 2017. With respect to the Water Midstream business, in January, we completed the 6-mile Northward extension of the Hermosa pipeline, serving producers further North in Reeves County, and we sold some water during January through the extension.

Now with respect to market highlights for the quarter. We’re seeing relatively stable market conditions in most of our business lines despite typical seasonal slowdowns in the winter months. As it relates to Water Resources, we continue to experience weakness in the California agricultural drilling market, although the lower precipitation levels that we’ve seen thus far this winter may reduce surface water allocations this spring, which could result in increased activity in that market. Again, balancing that, we’ve also been experiencing lower agricultural drilling activity in the Midwest portion of the country related to higher-than-normal precipitation levels.

Inliner continues to see good industry growth opportunities. Backlog was up sequentially year-over-year at $131 million as the 2 new jobs we mentioned in December were booked during the fourth quarter.

The minerals market continues to reflect encouraging signs with increased workforce in the Western U.S. driven by improved copper and gold pricing. Gold was up about 6% year-over-year, and copper is up about 16% year-over-year.

And Mineral Services, fleet. Utilization remained flat at around 50%. And at these utilization rates, we continue to see limited opportunities for any meaningful improvement in pricing. However, we are seeing a pick-up in activity in Brazil and with our affiliates in Chile and Peru.

So with that, let me turn the call over to Michael to review our fourth quarter results in a bit more detail.

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

All right. Thanks, Mike, and thanks, everybody, for joining the call this morning. I’m sure that you’ve noted that we filed the earnings press release, along with the Form 10-K, with the SEC yesterday. So of course, those are available to you for the call and for additional details.

First of all, I’ll go through the fourth quarter information, and then move on to the full year. Please keep in mind that the fourth quarter is seasonally our slowest quarter of the year in terms of revenues and earnings. For the quarter, consolidated revenues were up 10% to $110 million in Q4 compared to a year ago, although it was down about 13% sequentially compared to the third quarter with our normal seasonality in the winter months.

Adjusted EBITDA for the quarter was $5.5 million. That compares to a EBITDA loss of $4.2 million a year ago that was driven primarily — actually, the improvement was driven primarily by the improvement in Water Resources that, a year ago, had produced negative EBITDA. During this year’s fourth quarter, Water Resources generated $1.3 million of adjusted EBITDA, and we also benefited from improved profitability on a year-over-year basis in both of our Inliner and our Mineral Services businesses.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

We did record positive net income from continuing operations in the fourth quarter of $2.7 million, and that’s $0.14 a share, compared to a net loss from continuing ops of $29.2 million or $1.47 per share in the same period last year. Net income was positively impacted during this quarter by about $10 million in tax benefits primarily related to reversal of the crude foreign taxes that we had recorded in prior years.

Unallocated corporate SG&A expense during the quarter was $5.2 million, and that compares to $5.6 million in last year’s fourth quarter. D&A, depreciation and amortization, expense for the fourth quarter increased slightly to $7 million compared to $6.3 million a year ago.

Now moving on to the fiscal year ‘18 full year results. Revenues for the company rose 2% to $476 million. Adjusted EBITDA increased to $35 million from $14.4 million a year ago. Unallocated corporate SG&A expense for fiscal ‘18 was down by $3.5 million. That’s about 15%, and that was led by lower legal and professional fees, partially offset by increased incentive compensation related to the improved performance during this year.

Looking at the divisional performance, let’s first of all start with Inliner. Fourth quarter revenues there were up 9% year-over-year to nearly $50 million. That reflects an increase in activity levels, some higher levels of subcontracted work and also some larger diameter pipe jobs.

Inliner generated $7.4 million in adjusted EBITDA for the fourth quarter. That compares to $7.1 million a year ago. EBITDA margins were steady at 15% of revenues. The adverse weather conditions, which were mainly the significant storms in the Midwest and the Northeast, where a lot of our work is, impacted Inliner late in the fourth quarter and also continued into early part of the first quarter. And we anticipate that they will likely impact Q1 results modestly. For the full year, Inliner’s revenues increased by nearly 5% and was primarily driven by increased large diameter work and more work in the Midwest.

EBITDA for the year increased 2% to $32.7 million in fiscal year ‘18 compares to $32 million a year ago. And EBITDA margin of 16% was flat between fiscal year ‘18 and fiscal year ‘17. Backlog had a nice little increase. It reached $131 million at January 31, 2018, based upon the addition of the 2 significant new jobs that we placed into backlog during the quarter.

If we move over to Mineral Services now. Fourth quarter revenues increased 17% to $21 million from last year’s fourth quarter, and that was led by continued activity in the Western U.S., Mexico and also in Brazil. Adjusted EBITDA for minerals in the fourth quarter was $1.9 million, and that compares to $1.8 million a year ago. The modest increase was driven by increased dividends from the Latin American affiliates. Our affiliate dividend contributed $2.1 million during the quarter. So our wholly-owned Mineral Services business generated slightly negative EBITDA during the quarter due to underperformance in Mexico as well as the typical seasonal slowness that we get from the holiday shutdown of some of the mines that we work at.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

For the full year, revenues in Mineral Services increased to over $97 million, and adjusted EBITDA more than doubled year-over-year to $17 million. By comparison, in fiscal year ‘17, revenues were $64 million and EBITDA was $8.6 million. We currently anticipate that the project delays in Mexico will continue in the first quarter, but we do expect the activity in Mexico to recover in the second quarter.

Let’s move over to Water Resources now. Fourth quarter revenues there, up 9% to $39 million in the quarter compared to $36 million a year ago. And that increase was primarily due to an increase in the injection well drilling and also water treatment business and of course, the incremental benefit from our new Water Midstream business. The increase in revenues was partially offset by decreased revenues in agricultural drilling projects in the Western and also the Midwestern United States.

Fourth quarter adjusted EBITDA for Water Resources was $1.3 million, and that’s up from last year’s EBITDA loss. The division benefited from $1.3 million of EBITDA from the Hermosa pipeline, and that was partially offset by our midstream SG&A business development expenses, which were about $600,000 for the quarter. And those development expenses are largely related to activity around our Texas General Land Office acreage and also other business development opportunities.

For the year, Water Resources revenues were down about 16%. That’s from $205 million a year ago to $172 million in fiscal year ‘18. That was primarily due to a decrease in agricultural drilling projects as well as the effect of the closure or consolidation of nearly 1/3 of our Water Resources offices over the past 2 years and our cost-cutting and restructuring efforts. The decreased water well drilling work during the year contributed about $20 million of that year-over-year revenue decline.

EBITDA in Water Resources was $5.3 million for the year, and that compares to a negative $2.4 million in 2017 with reduced job losses at some of our troubled fiscal year ‘17 projects. Total backlog in Water Resources was $48 million at the end of the year, and that compares to $49 million at the end of the year a year ago.

Now turning over to Water Midstream. During the last earnings call that we had in early December, we noted that we had just signed the Texas General Land Office agreement. Thus far, we have focused most of our development efforts on one of the key GLO contiguous acreage positions in Western Reeves County that’s particularly active. There, we have drilled 6 water wells on the acreage, and we’re in the process of completing construction for 2 water ponds with 1 million barrels of storage capacity. Total CapEx for this acreage, thus far, is under $5 million. And while we’ve not signed any term contracts with producers near this acreage and aren’t officially producing water until we have the storage complete, we are having very meaningful dialogue with producers who need completions water in the area, and we do expect to generate water sales from this acreage in Q2.

Over the full course of our fiscal year ‘19 period, we are looking to spend a total of $15 million to $20 million of capital on GLO development. And while we remain very optimistic on the prospects of the Water Midstream business, midstream will require additional capital retirement as such or capital structure, and availability could impact the growth of the business. We do believe that there will be opportunities for significant capital investment in midstream over the next 2 to 3 years.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

Let’s look at our liquidity. For the year, we ended the year with a cash balance of $32 million. That gives us liquidity of $107 million compared to $102 million, which was at the end of the third quarter. We still have nothing drawn against our $100 million revolving credit facility.

During the quarter, we spent about $9 million in CapEx, about half of which was related to our midstream business and the extension of the Hermosa pipeline. For the full year, CapEx totaled $50 million versus $22 million a year ago. The biggest part of that increase was related to the midstream business. Interest expense was $4.4 million compared to $4.2 million in last year’s fourth quarter.

Let me also cover the capital structure just in a little bit more detail. In late March, we obtained a loan commitment that is designed to refinance our $70 million of 4 1/4% notes that mature in November of this year. We needed to secure this financing commitment in order to exhibit Layne’s ability to handle all of our debt maturities over the next 12 months and avoid any ongoing concern issues that we might have with our auditor. We obviously have accomplished that goal and have a clean audit opinion reflected within our 10-K.

Now I’m sure that many of you have read our S-4 related to the merger and seen some of the high-level forecast for the Layne business. While we have not historically provided and are not currently providing with these comments any guidance, we thought it would still be helpful to provide some color on our expectations for the fiscal year, much like we did last year.

So going division by division. First of all, in Inliner, we expect continued albeit relatively modest improvement in the Inliner division during fiscal year ‘19. We expect modest but continuing improvement in the mining market. That’s related to better commodity prices and also more mining activity. We’ve seen Mineral Services improving financial performance in fiscal year ‘19 over the fiscal year ‘18 results despite the recent weakness we’ve had in the Mexican operations. And we see modestly improving asset utilization, but little or no pricing improvements in the market. We expect improvement in our Water Resources division, led by cost reductions and the restructuring programs that we’ve implemented over the course of the last 1.5 years. Also reduced impact from problem jobs that we saw on fiscal year ‘17 and trailed a little bit into fiscal year ‘18. And thirdly, potentially modest improved market conditions in key locations such as California and the West, where, if we have less precipitation, we could see a pick-up in some water well drilling activity. We expect to step up in the Water Midstream business, and that is related to both having a full year of operations on our Hermosa system. And also benefits from our forecasted $15 million to $20 million of capital spend related to the Texas General Land Office. Most of the GLO earnings will be in the back half of the year or even stretching into fiscal year ‘20 as we’re still early in the capital investment phase.

From a total perspective, we expect CapEx for Layne during fiscal year ‘19 to be between $40 million and $50 million for the year.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

So with all those comments, I think, operator, we’ll just go straight to questions and take questions on our fourth quarter and full year results. So with that, operator, please, we are ready for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question is from the line of Martin Englert with Jefferies.

Martin John Englert Jefferies LLC, Research Division - Equity Analyst

I believe you touched on this briefly. I just want to see if you could go over the details again. Within Water Resources during the fourth quarter, could you go over the energy EBITDA contribution and the development costs that were associated with the profitability for the quarter?

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Yes, Martin. Sure. The Hermosa project, which we provided specific guidance on our kind of returns on capital there, we did $1.3 million of EBITDA from that project. Additionally, we had $600,000 of SG&A business development expense. All that BD expense is not related to Hermosa. It’s related to the Texas GLO and other projects we’re working on.

Martin John Englert Jefferies LLC, Research Division - Equity Analyst

Okay, got it. And you were expecting GLO contribution in second half of this fiscal year?

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Yes. Yes, we’ll actually expect — we plan to sell water and have revenues on GLO lands actually in Q2 of this year.

Martin John Englert Jefferies LLC, Research Division - Equity Analyst

Okay, got it. And one other, if I could. Within Mineral Services, can you provide some more detail regarding the 2 project delays in Mexico and why you would expect this to improve going forward?

Michael J. Caliel Layne Christensen Company - President, CEO & Director

Yes, Martin. The 2 project delays, as you pointed out, were in Mexico. One related to labor issues at a mine site in Mexico. The other related to a postponement of some water management work that was ongoing. The labor issues were protracted for about 4 months. We’re returning to work in the second quarter. The deferral of the project ended up being a cancellation. And those assets, which were one of our largest revenue-producing rigs that we have in our fleet, have been redeployed. And again, we expect in the second quarter that we’ll be seeing revenue again from that asset.

Operator

Our next question comes from the line of Jon Braatz with Kansas City Capital.

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

Jonathan Paul Braatz Kansas City Capital Associates - Partner & Research Analyst

Going back to the Water Resources. Drilling activity, obviously, in the Permian and Delaware Basin are — is pretty active, and the demand for water continues to be strong. Are you seeing any changes in the pricing of water in those markets?

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

No. No material changes. There’s still a wide variety of kind of subregions as you kind of go around the Delaware Basin. Water, as we know and as we base some of our model on, is not easily transported, and so you can find some areas that have relatively low-priced water and areas, especially as you’re going north and west of our Hermosa pipeline, where water is more expensive. That’s kind of the theme that we had whenever we built a Hermosa pipeline. But we really haven’t seen much in the way of changing water prices. We have seen continued, I think, modest increases with a number of operating rigs from oil and gas producers, so that’s a good sign. And the other trend that we’ve talked about before is that right now, a lot of the acreage that is getting drilled up is being done to retain the acreage for the producers so they’re kind of moving and doing single or double well pads. We think that potentially, in the relatively near future, they come back and do more in-depth multi-well pads and in certain locations, have bigger needs for water as opposed to moving the rigs around a lot, which is what’s happening today.

Jonathan Paul Braatz Kansas City Capital Associates - Partner & Research Analyst

Okay, okay. Originally, when you developed and — regional development, talked about the Hermosa pipeline, I think you were suggesting that the EBITDA margins were 50%, something like that. So could we conclude that Hermosa revenues in the quarter were around $3 million, $2.6 million or something like that?

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Yes. So what we have said is it’s a very high EBITDA margin business just because the — we put capital into the ground. We own the water, we own the land, and so there’s not a lot of marginal cost. What we’ve also said is that we’re real reluctant to provide data that kind of backs into volume and prices and revenues even for midstream just from a competitive standpoint. There are a number of — there are a lot of competitors out there selling water, and none of them are, for the most part, public. So for competitive reasons, we’d rather not get into those detail.

Jonathan Paul Braatz Kansas City Capital Associates - Partner & Research Analyst

Okay, okay. One last question. Are you getting any requests or interest from the drillers to develop sort of an integrated water management program, recycling some of the produced water and so on?

J. Michael Anderson Layne Christensen Company - Senior VP & CFO

Yes. One of the nice things about being at the front-end of when producers need water, which is for the fracking and completion operations, is we get to know them and work with them, and I think we’ve done a great job so far. Once they’ve completed wells, they — well, what you’re finding, especially in the Permian Basin, is water cuts are pretty high. And their next problem is, what do you do with the disposal of that? And so that is the thing that everybody in the Permian is talking about. How do you handle

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APRIL 11, 2018 / 1:00PM GMT, Q4 2018 Layne Christensen Co Earnings Call

produced water? And our strategy is to have basically a full-cycle water system that has both completion source water as well as handling produced water. And we think kind of the Holy Grail is to be able to provide solutions for producers to be able to take that produced water, recycle it and be able to use it back into the completion stream.

Operator

At this time, I would like to turn the floor back over to management for closing comments.

Michael J. Caliel Layne Christensen Company - President, CEO & Director

Great. Thank you very much. Thank you all for joining us this morning. We certainly appreciate your ongoing interest, and we look forward to speaking to you again soon. Have a good — great day.

Operator

This concludes today’s conference. Thank you for your participation. You may now connect — disconnect your lines, and have a wonderful day.

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Forward-Looking Statements

This communication (and oral statements made regarding the subjects of this communication) may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements may include, but are not limited to: statements of plans and objectives; statements of future economic performance and statements of assumptions underlying such statements; the consummation of the proposed merger; the expected benefits of the integration of the two companies; the filing of a definitive proxy statement with the SEC and the timing and content thereof; and statements of management’s intentions, hopes, beliefs, expectations or predictions of the future. Forward-looking statements can often be identified by the use of forward-looking terminology, such as “should,” “intended,” “continue,” “believe,” “may,” “hope,” “anticipate,” “goal,” “forecast,” “plan,” “estimate” and similar words or phrases. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the timely and effective execution of Layne’s strategy for Water Resources; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated

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or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Layne and will contain important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.laynechristensen.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and its Annual Report on Form 10-K for the fiscal year ended January 31, 2017, which was filed with the SEC on April 10, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and

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executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2017, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus that Granite will file with the SEC.

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